

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2022

Michael Jaffa
Chief Operating Officer and General Counsel
Genius Brands International, Inc.
190 N. Canon Drive, 4th Floor
Beverly Hills, CA 90210

> **Re: Genius Brands International, Inc.**
> **Registration Statement on Form S-1**
> **Filed on May 12, 2022**
> **File No. 333-264870**

Dear Mr. Jaffa:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Lilyanna Peyser at 202-551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services